Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

November 13, 2008

Securities and Exchange Commission

Via EDGAR

Re:

MCT Holding Corporation

File No. 000-53390

Dear Ladies and Gentlemen:

This letter is in response to verbal comments that I received from Kathryn Jacobson, Staff Accountant with the Securities and Exchange Commission on November 12, 2008, regarding the above referenced Company:

Critical Accounting Policies

Comment 1.

We note your response to prior comment 1.  It remains unclear to us how continuing revenues can sustain the value of your reporting unit and the recoverability of goodwill.  In this regard, we note that you continue to incur operating losses and negative cash flows from operations which are indicative of an impairment condition.  Tell us what the fair value of your reporting unit was as of December 31, 2007, and disclose the method and assumptions that you used to determine fair value.  Refer to paragraphs 23 and 25 of SFAS 142.

Response 1.

As discussed in a telephone conversation between Grant Hardy, CPA, and Leonard W. Burningham, Esq., on the Company’s behalf, and Kathryn Jacobson, Staff Accountant with the Securities and Exchange Commission, the following information is provided in answer to SEC comment No. 1 above, but no changes are being made to the Form 10 Registration Statement, as amended, as all required disclosures have already been made, as discussed in those telephone conversations.  However, we are including the paragraph from below in our Quarterly Report for September 30, 2008 on Form 10Q.

“Critical Accounting Policies

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company reviews their goodwill assets for impairment at least annually, around the time of its annual audit.  If the fair value of the reporting unit exceeds the carrying value of the reporting unit then no impairment to goodwill is recorded. The Company determined that its fair value exceeded the carrying value of its goodwill and no impairment was recorded for the year ended December 31, 2007.  As the Company’s stock was not trading publicly and there were no quotations at the time it performed its 2007 test, the Company used a market approach wherein a multiple of revenues was used to value the Company’s sole operating unit.  The Company looked at similar sized private companies in the same line of business that were listed for sale to estimate the multiple used.”

And we also included in our Quarterly Report for September 30, 2008 on Form 10Q the following in Note 1 to our financial statements.

“Intangible Assets - In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the Company reviews their goodwill assets for impairment at least annually, around the time of its annual audit.  If the fair value of the reporting unit exceeds the carrying value of the reporting unit then no impairment to goodwill is recorded. The Company determined that its fair value exceeded the carrying value of its goodwill and no impairment was recorded for the year ended December 31, 2007.  As the Company’s stock was not trading publicly and there were no quotations at the time it performed its 2007 test, the Company used a market approach wherein a multiple of revenues was used to value the Company’s sole operating unit.  The Company looked at similar sized private companies in the same line of business that were listed for sale to estimate the multiple used.”

Grant Hardy, CPA, who assists in the preparation of our financial statements that are presented for audit by our auditors, told Ms. Jacobson that he did not retain the names of the companies that his firm looked at early in the year but that the companies they did look at were similar companies, in the same line of business, about the same size, number of employees, number of tanning beds and revenues.  He also indicated that he recently rechecked similar companies, and that the price multiples were about 1.1 to 1.8 times.  Based upon this, his firm saw no reason to record impairment now; and the next impairment test would be during the year end audit. Names checked at that time will be retained, along with other relevant information.  Early in the year, the listings checked had price multiples of 2.0 to 3.0.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

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